November 27, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Amended Preliminary Proxy Statement on Schedule 14A
           Filed November 15, 2024
           File No. 001-36798
Dear Mark L. Filanowski:

       We have reviewed your amended filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 8, 2024 letter.

Amended Preliminary Proxy Statement on Schedule 14A
Proposal 1 -- TO APPROVE THE ISSUANCE OF THE MERGER SHARES , page 32

1. We note your response to prior comment 1, including the addition of the summary term sheet. However, you do not include all the disclosure that Item 14 of Schedule
       14A requires. Please file an amended proxy statement to provide all such information, including any negotiations, transactions, or material contacts during the
       past two years. See Item 14(b)(7) of Schedule 14A.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 27, 2024
Page 2

      Please contact Timothy S. Levenberg at 202-551-3707 or Irene Barberena-Meissner at
202-551-6548 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Edward Horton